Exhibit 23.2

Consent of KPMG LLP

The Board of Directors

Riverstone Networks, Inc.:

We consent to the incorporation by reference in this Amendment No. 2 to the registration statement on Form S-3 of our reports dated March 22, 2001, relating to the consolidated balance sheet of Riverstone Networks, Inc. and subsidiaries as of March 3, 2001, and the related consolidated statements of operations, stockholders’ equity, and cash flows for the years ended February 29, 2000 and March 3, 2001, and May 30, 2001 relating to the financial statement schedule which reports appear in the March 2, 2002 Annual Report on Form 10-K of Riverstone Networks, Inc.

We also consent to the reference to our firm under the heading “Experts” in the prospectus.

/s/    KPMG LLP

Mountain View, California

April 2, 2003